SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 1-14766

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, CT  06604

(Full title of the plan and address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, NY  12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The Target Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company Target Plan (Name of the Plan)

Date: June 15, 2001	/s/Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. Vice President, Finance and Administration

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2000 AND REPORT OF THE INDEPENDENT ACCOUNTANTS

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Financial Statements

Index

Page(s)
Report of Independent Accountants	1
Financial Statements: Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000	3
Notes to Financial Statements	4-8
Supplemental Schedule: Schedule of Assets Held for Investment Purposes as of December 31, 2000	9
Consent of Independent Accountants	10

Report of Independent Accountants

To the Participants and Administrator of
The Southern Connecticut Gas Company Target Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Southern Connecticut Gas Company Target Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Boston, MA
June 1, 2001

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2000	1999
Assets:
Investments, at fair value	$54,957,018	$57,406,482
Participant loans	1,468,675	1,606,728
Total investments	56,425,693	59,013,210
Receivables:
Accrued investment income	1,738	-
Employee contributions	47,878	50,501
Employer contributions	6,379	11,985
Total receivables	55,995	62,486
Total assets	56,481,688	59,075,696
Liabilities:
Contributions refundable to participants	265	-
Total liabilities	265	-
Net assets available for benefits	$56,481,423	$59,075,696

The accompanying notes are an integral part of the financial statements.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000
Investment income:
Interest and dividends on investment	$ 1,458,195
Interest on participant loans	148,663
1,606,858
Contributions:
Employer	665,566
Employee	2,053,409
Total additions	4,325,833
Benefits paid to participants	5,065,813
Administrative expenses	16,478
Net depreciation in fair value of investments	1,837,815
Total deductions	6,920,106
Net decrease	(2,594,273)
Net assets available for benefits:
Beginning of year	59,075,696
End of year	$56,481,423

The accompanying notes are an integral part of the financial statements.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

1.     Description of Plan

The following brief description of The Southern Connecticut Gas Company Target Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information and description of the Plan.

General
The Plan is a defined contribution plan covering all employees who have one year of service and are age twenty-one or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Contributions to the Plan are made by both the participating employees and the Company. Participating employees may make a basic contribution of 2% to 6% of their base salary and may make an additional contribution of 1% to 10% of their base salary, on either a tax-deferred or taxable basis. A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Internal Revenue Code ("IRC").

The Plan provides that the Company will contribute an amount equal to 50% of the employee's basic contribution.

Vesting
Participants are vested immediately in the current value of their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7.4 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the Plan Administration Committee at the time of the loan. Principal and interest is paid ratably through payroll deductions.

Investment Options
Upon enrollment in the Plan, participants may direct employee contributions and Company contributions made on their behalf in 10% increments, among the following funds maintained by the independent trustee, Merrill Lynch (the "Trustee"). Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments. In addition, participants may change their investment options daily.

a.   Balanced Fund - Funds are invested and reinvested in a combination of fixed and equity investments.

b.   Energy East Common Stock Fund - Funds are invested and reinvested in the parent company common stock.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

c.   Equity Fund - Funds are invested and reinvested in a mix of equity investments such as common or preferred stock or securities convertible into common stock.

d.   Fixed Income Fund - Funds are invested and reinvested in group annuity or guaranteed investment contracts with legal reserve life insurance companies.

e.   Index Fund - Funds are invested and reinvested primarily in equity investments.

Participant Accounts
The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans and allocation of investment income including investment gains and losses. Allocations are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
On termination of service due to retirement, disability or death, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and his designated beneficiary at the commencement of the installments, or a combination of the foregoing.

For termination of service for other reasons, the participant may receive the value of the vested interest in his or her account as a lump sum distribution. Benefit payments to participants are recorded upon distribution.

2.     Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained by the Trustee on a cash basis during the year. The financial statements included herein have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statement. Actual results could differ from those estimates.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to interest rate, market and credit and other risks, depending on the nature of the specific fund. Accordingly, it is at least reasonably possible that these factors will result in changes in value of the Plan's investments which could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments
The Plan's assets are held in separate funds and are recorded at fair value as determined by the Trustee, using quoted market values for the mutual funds shares held in the funds and contract value for the fixed income assets. In the statement of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains (losses) and unrealized appreciation (depreciation) of those investments.

Guaranteed Investment Contracts
The Fixed Income Fund consists of group annuity or guaranteed investment contracts with legal reserve life insurance companies. These contracts have specific maturity dates. This fund provides the participant with a stated rate of return. The contracts included in the financial statements are at fair value as calculated by the Trustee. The method of calculation for the reported fair values is based on the discounting of future cash flows using an assumed spread over United States treasury bonds.

Investment Income
Interest and dividend income is recorded as earned.

Administrative Expenses
The Plan pays for all expenses for the administration of the Plan, with the exception of a minor amount representing a portion of record maintenance fees. These expenses have been included in the Statement of Changes in Net Assets Available for Benefits.

3.     Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

4.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 17, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Accordingly, no provision for taxes has been made in the accompanying financial statements.

5.     Plan Termination

The Company presently expects to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would be 100 percent vested in their employer contributions.

6.     Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	2000 Fair Value	1999 Fair Value
Merrill Lynch Trust Company Balanced Fund	$7,087,099	$7,251,327
Merrill Lynch Trust Company Energy East Common Stock Fund	5,520,612	-
Merrill Lynch Trust Company CEC Common Stock Fund	-	6,933,108
Merrill Lynch Trust Company Equity Fund	8,028,425	8,213,978
Merrill Lynch Trust Company Index Fund	11,127,121	10,600,093
Merrill Lynch Trust Company Money Market Account	3,751,776	3,092,146
Security Life of Denver Guaranteed Investment Contract	2,958,996	2,016,194

7.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2000	1999
Net assets available for benefits, per the financial statements	$56,481,423	$59,075,696
Benefits payable	295,237	-
Net assets available for plan benefits, per the Form 5500	$56,186,186	$59,075,696

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2000
Benefits paid to participants, per the financial statements	$5,065,813
Add: Benefits payable at December 31, 2000	295,237
Less: Benefits payable at December 31, 1999	-
Benefits paid to participants per the Form 5500	$5,361,050

Benefits payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.     Merger

Effective February 8, 2000, The Southern Connecticut Gas Company became a wholly-owned subsidiary of Energy East Corporation.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Schedule of Assets Held for Investment Purposes
As of December 31, 2000

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value
	Security Life of Denver	Guaranteed Investment Contract - 6.76%	**	$2,958,996
	Transamerica Occidental Life Company	Guaranteed Investment Contract - 6.48%	**	2,123,224
	Principal Financial Group	Guaranteed Investment Contract - 5.29%	**	2,524,807
	Jackson National Life Insurance Company	Guaranteed Investment Contract - 5.91%	**	2,806,673
	GE Life & Annuity Assurance Company	Guaranteed Investment Contract - 6.64%	**	686,967
	Metropolitan Life Insurance Company	Guaranteed Investment Contract - 6.58%	**	2,104,734
	New York Life Insurance Company	Guaranteed Investment Contract - 6.90%	**	2,100,740
	Monumental Life Insurance Company	Guaranteed Investment Contract - 5.50%	**	2,131,413
	Travelers Insurance Company	Guaranteed Investment Contract - 7.62%	**	2,004,431
*	Merrill Lynch Trust Company	Money Market Account	**	3,751,776
*	Merrill Lynch Trust Company	Energy East Common Stock Fund	**	5,520,612
*	Merrill Lynch Trust Company	Balanced Fund	**	7,087,099
*	Merrill Lynch Trust Company	Equity Fund	**	8,028,425
*	Merrill Lynch Trust Company	Index Fund	**	11,127,121
	Merrill Lynch Trust Company	Participant Loans - 7.4% - 11.5%	**	1,468,675
				$56,425,693

*    Party-in-interest.

**   All investments are participant directed. Disclosure of cost information is not applicable.

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

Consent of Independent Accountants

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-34776) pertaining to The Southern Connecticut Gas Company Target Plan of our report dated June 1, 2001, with respect to the financial statements and schedules of The Southern Connecticut Gas Company Target Plan for the year ended December 31, 2000, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP
Boston, MA
June 15, 2001